Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Open Text Corporation:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Open Text Corporation of our reports, both dated July 26, 2016, with respect to the consolidated balance sheets as at June 30, 2016 and June 30, 2015, the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2016, and the effectiveness of internal control over financial reporting as of June 30, 2016, which reports appear in the June 30, 2016 annual report on Form 10-K of Open Text Corporation. Our report on the consolidated financial statements refers to retrospective changes in the presentation of deferred income tax assets and liabilities and debt issuance costs.

(signed) KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

November 3, 2016